18 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 130,500 RELX PLC ordinary shares at a price of 1149.3030p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 65,296,280 ordinary shares in treasury, and has 1,110,677,716 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 1,416,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 116,200 RELX NV ordinary shares at a price of €14.3737 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 58,375,094 ordinary shares in treasury, and has 989,828,256 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 1,261,700 shares.